Sit Investment Associates

Mutual Funds Newsletter

Spring 2017

Comparing Mutual Funds Fixed Income Yields

Investors often compare yields between different funds to gauge the level of income they may receive from their investment. The 30-Day SEC Yield is a common calculation provided by bond funds for this purpose, but other calculation methods such as "distribution rates" or "trailing yields" may be available as well. These calculations convey different information about each fund, and can help lead to better-informed investment decisions.

Distribution rates are usually based on fund distributions paid over time — typically a 12-month period. The fund distributions per share are then divided by the fund's price per share to arrive at a yield. This information gives the investor an indication of how much the fund paid on an historical basis. It is important to note that there is no standardized format, so investors should pay attention to how the calculation was performed. For instance, the income component may be derived from a recent one-month distribution or a year's worth of distributions; an averaged income over a longer time frame will be less susceptible to erratic distributions, which could cause large swings in the yield calculation. The price/principal amount may differ as well. Morningstar®, an independent mutual fund rating service, calculates its Trailing Twelve Month yield (TTM yield) using a fund's distributions during the past 12 months and the ending price for that time period. Alternatively, the Sit Mutual Funds use a similar 12-month history for distributions, but calculate a fund's average price over that time frame. The resultant yield figure will be less vulnerable to large swings using an average price rather than a price at a point in time.

The U.S. Securities and Exchange Commission (SEC) developed the 30-Day SEC Yield as a standardized method for comparing bond funds. It reflects the dividends and interest earned by a mutual fund during the most recent 30-day period after deducting expenses. This value is annualized and then divided by the fund's net asset value at the end of the period, which provides a view of the income-producing potential for a portfolio given its more-recent holdings. Because this calculation is not based on actual fund distributions, it is more of a theoretical yield that an investor would receive if holdings and other elements remained the same for a year.

Neither method will guarantee the future income or return that will be realized, but analyzing a combination of 30-Day SEC yield and various distribution rates may provide better context of a fund's performance, as it will capture the current yield potential of the portfolio as well as some historical information. If there is little difference between the 30-Day SEC Yield and the 12-month distribution rate, then the portfolio's holdings are likely yielding the same currently as they have been for months (assuming no large interest rate moves or other marketplace changes have taken place). There can be, and usually are, differences between these types of yields, but these differences may exist solely due to the underlying assumptions inherent within the calculations themselves. Instances where there are significant deviations from the market or changes in magnitude between yield types should compel investors to research the underlying reasons for the difference.

Montoring these yields is no guarantee that an investor will be able to uncover instantly all significant changes within a bond portfolio, but when large directional variations occur, it may well be worth contacting the fund company for more information. Portfolio changes occur for various reasons, such as a strategic shift in response to economic conditions, impacts from large cash inflows/outflows or defaults on securities, which may have a major influence on investment decisions.

While shifts in portfolio strategy may be the manager's astute response to economic conditions, investors should determine if a fund will meet their needs. For example, if interest rates in general fell during a year, investors should reasonably expect a decline in the yield of their bond fund as well. Instead, if a fund's current 30-Day SEC Yield is significantly higher than its 12-month distribution rate, it may signal that the fund has added higher-yielding securities with more credit risk, longer maturities, or both. Another explanation could be that the holdings in the portfolio declined in value relative to the overall marketplace, which would also warrant an explanation from the fund company.

Conversely, investors should expect their bond fund's yield to climb after a period of rising rates. If their fund's 30-Day SEC Yield was significantly lower than the 12-month distribution rate, there may have been some turnover in the portfolio to lower-yielding securities or the portfolio was possibly more-concentrated in a sector that experienced price appreciation relative to others.

Using the Sit Tax-Free Income Fund and calendar year 2016, which experienced a fluctuating interest rate environment, provides a good setting for yield comparisons. Yields for both the Bloomberg-Barclays Aggregate Bond Index and Bloomberg-Barclays Municipal Bond Index — market proxies, respectively, for taxable and municipal bond markets — started 2016 above +2.00%, declined at least -0.50% through June, and then rose to well over 2.00% again by year end. During the same period, the yield on the Sit Fund similarly shifted. As of December 31, 2015, the Fund's 30-Day SEC yield was 3.00% and its 12-month distribution rate was 3.64%. As rates fell by the end of June, both of these yields dropped to 2.47% and 3.45%, respectively. By the end of 2016, the Fund's 30-Day SEC Yield was up to 3.22% and its 12-month distribution rate climbed to 3.56%. The two yields differ in absolute terms due to varying calculation inputs, but more importantly the directional movements matched fairly well, meaning investors could be confident that there were no major changes in portfolio structure or strategy.

Portfolio adjustments are inevitable over time, and investors should regularly review their holdings to make sure their objectives and risk tolerance are being met. Sit Mutul Funds publish 30-Day SEC Yields and 12-month distribution rates for all of its bond funds and several stock funds, which are available online at www.sitfunds.com or by calling investor services at 800-332-5580.

Investment Outlook and Strategy Summary ***by Roger J. Sit - Chairman and Chief Investment Officer***



Given the uptick in global growth, the recovery in manufacturing and energy activity, lean inventories, and resilient consumer spending, we forecast U.S. real GDP growth in 2017 of +2.5% versus +1.6% in 2016. Based on the timing and magnitude of President Trump's policy initiatives, economic growth could get a considerable boost, notably in 2018 and 2019, if well implemented. Some derivative impacts of policy shifts – a stronger U.S. dollar, higher interest rates, and increased uncertainty – could, however, weigh negatively on GDP in the nearer term.

It appears that larger U.S. corporations are preparing to ramp up domestic investment and that animal spirits (emotion-driven confidence) are beginning to emerge, but this optimism has not yet translated into an equivalent outperformance in quantitative data in the first quarter of 2017. Indicators currently imply that potential weakness in first quarter GDP will be followed by a better second quarter, which has been a common trend in recent years.

Despite business optimism, commercial and industrial (C&I) loan growth has slowed from the annualized pace of +9.8% between 2011 and mid-2016 to the low single-digit range in recent weeks. However, the latest Senior Loan Officer Opinion Survey indicates easing in lending standard tightening. We believe the disconnect in business optimism/capital expenditures and C&I loan growth can be explained by the lagged effect of business caution ahead of the U.S. elections and, to a lesser degree, corporations funding growth initiatives through internal free cash flow and/or capital markets. To the extent that Washington is successful in tax reform, a higher portion of corporate capital needs going forward may be funded internally through lower tax payments and repatriated foreign earnings. However, we anticipate that C&I loan growth will reaccelerate as policy-related uncertainty eases.

Consumer spending, which represents roughly 70% of GDP, remains the linchpin of U.S. growth. The consumer remains resilient as debt service ratios are at historically low levels, confidence is high, unemployment is low, and wage growth is accelerating. Although year-over-year growth in nominal personal income and spending has ticked up in recent months, higher energy prices and modest food inflation are affecting discretionary spending. We anticipate tight labor markets and investments in productivity-enhancing capital equipment to exert upward pressure on wage growth over the intermediate term, which will support consumer spending. Tight labor markets, however, may have a dampening impact on expansion of small- and medium-sized business, which account for nearly 80% of private sector employment in the U.S.

In Europe, growth remains low despite a weaker euro and an uptick in global growth, which have contributed to strong exports and improving business activity across the Euro Area. Although still experiencing economic expansion, growth in the U.K. has moderated in recent months as waning consumer confidence, subdued real wage growth, and higher inflation have weighed on retail sales. Despite solid economic momentum year-to-date, tailwinds from favorable currency exchange rates, Chinese government stimulus, and easier year-over-year comparisons will likely fade in the second half of 2017. We currently forecast that 2017 real GDP growth will remain relatively steady at +1.7% in the Euro Area and decline to +1.5% in the U.K. as Brexit-related issues weigh on growth. We expect that monetary policy will remain accommodative through the end of 2017, but economic prospects remain somewhat constrained in the intermediate term by heightened political risk associated with upcoming elections in France, Germany, and Italy, as well as the U.K.'s formal initiation of Article 50 (i.e., two-year process to exit the EU) on March 29. However, we believe that a less-impactful political calendar heading into late 2017 and 2018 could set the stage for improved policy visibility and economic growth.

Improved growth overseas has lifted Japan's economy in recent months due to an increase in exports and its capital spending has begun to stir. However. Japan's near-term growth remains tied to its trading partners' prospects, as internal growth sources remain limited by severe structural challenges – particularly its rapidly aging work force, which is reflected in the country's labor shortages and low unemployment rate. Japan's consumption figures remain sluggish and consumer confidence is restrained. Prime Minister Abe's reform efforts have yet to clear a path toward sustained, domestic-driven growth. We expect limited growth of +0.5% in both 2017 and 2018.

Thanks to government stimulus and an easy money policy, China's economic upcycle has lasted longer than expected. However, structural issues remain and monetary policy is shifting toward neutral. We think China's growth is likely to peak in the near term and expect a gradual moderation in GDP growth. We believe the Chinese government's goal of +6.5% real GDP growth in 2017 is achievable.

South Korea's GDP is projected to grow about +2.5% in 2017. While ongoing political uncertainty has weighed on consumption, we expect continued modest economic growth led by stronger exports, a recovery in consumer spending, and a new president's fiscal policies.

India's strong economic growth is expected to continue into fiscal year 2018, when we expect GDP to reach +7.4% -- driven by Prime Minister Modi's key reforms and strong consumer spending.

As a result of the U.S.' decision to renegotiate NAFTA, there has been a slowdown in investment into Mexico. It remains to be seen how much the Mexican economy will be affected by the renegotiated trade agreement. We are currently forecasting Mexico's GDP will decelerate to +1.5% this year from its 2.3% growth in 2016.

Brazil's recession continues. GDP declined -2.5% year-over-year in 4Q216. The country's central bank

has cut interest rates, which should help. Inflation fell to 4.8% in February, providing room for further interest rate cuts. However, the government, which is embroiled in a political scandal of illegal donations, must approve needed social security reform to help contain the fiscal deficit.

Fixed Income

The Federal Reserve increased the target Fed Funds rate in March by 25 basis points to a new range of 75 – 100 basis points. The taxable bond yield curve flattened during the first quarter of 2017 as yields rose in shorter maturities and fell in longer maturities. Discussions at the Fed are now focusing on reducing its very large balance sheet, which would remove monetary stimulus and, in essence, raise interest rates. The market is currently anticipating 2 to 3 more rate hikes in 2017.

We expect Treasury yields to continue to move higher over time as the new administration's policies are implemented, but to do so in a range-bound fashion – with positive economic developments partially counteracted by contentious social and political headlines. We have maintained an overall defensive posture against rising rates, as the aggregate result of regulatory and tax reform should help maintain high levels of consumer and investor confidence. We continue to emphasize quality and sectors that we believe have attractive valuations with the greatest potential to benefit from expected upcoming legislative activity.

The AAA tax-exempt municipal bond yield curve steepened slightly during the quarter due to modest yield declines at the short end of the curve and relatively small net yield movements 15 years out and longer. The Bond Buyer 40-Bond Index yield was 4.25% at the end of March.

All duration indices had positive returns for the year, with performance relying modestly on positioning along the curve. The intermediate bond indices performed best, while longer duration bonds caught up in March. All investment-grade municipal bond index returns were positive at the start of the year. Lower credit quality outperformed. The housing sector, where we tend to have heavier weightings, has been the strongest performing investment grade municipal sector thus far in 2017, and we continue to find housing bonds offer strong relative and defensive value in a rising interest rate environment for the near- to intermediate-term.

Total municipal debt issuance in the first quarter of 2017 could be the lowest of the past decade, currently down 12% from 2016, and we expect supply for 2017 to lag the record pace of 2016.

We continue to have strong confidence in the fundamental credit quality that most municipal bonds provide. Our tax-exempt investment strategy will continue to place a heavy emphasis on bonds that provide strong current income. We expect to shorten durations modestly going forward by focusing on investing in bonds with higher credit quality ratings and short call features with limited extension risk.

Global Equities

The "Trump rally' in U.S. stocks continued in 1Q2017, with the S&P 500® Index generating a total return of +6.1%. Since the November election, the S&P 500 Index has produced a total return of +11.4%. Consensus earnings forecasts are growth of +10.2% in 2017 and +11.8% in 2018. We believe earnings do not yet fully reflect the potential upside from President Trump's various policy initiatives. U.S. equities are attractive relative to other asset classes. The S&P 500 Index is trading at a forward price-to-earnings ratio of 18.2 times versus its long-term average of 15 times. We believe that earnings growth will be the primary driver of stock appreciation going forward and that we cannot expect multiples to expand further. U.S. stocks will be subject to a number of fits and starts in response to progress or delays in Washington, the pace of interest rate hikes, and global macroeconomic data. As a result of these uncertainties, we continue our diversified "barbell" strategy of overweighting a combination of holdings in portfolios that are procyclical/policy beneficiaries, such as banks and transports, and those that are less cyclical/U.S.-focused, such as HMOs and telecoms.

The performance of the MSCI Europe Index has generally tracked that of the S&P 500 Index over the last three quarters. In the second half of 2017, European equity performance should be underpinned by the prospect of diminished political risk in 2018, better corporate earnings, and relatively attractive valuation. We anticipate volatility in European equity markets ahead of key elections, potential Brexit-related disruptions, global growth concerns, and moderating central bank intervention around the world. We prefer companies that are either plays on domestic secular growth, address pent-up demand, benefit from modest inflation/rising global yields, and/or have meaningful positive exposure to policy shifts in the U.S. We continue to underweight stocks with significant exposure to certain emerging markets given our concerns that a stronger U.S. dollar and tighter Chinese government stimulus will weigh on economic growth/commodity prices.

Due to Japan's uncertain long-run growth outlook and its number of structural issues, we remain cautious on Japanese equities and maintain underweight positions across our international strategies.

The MSCI China Index generated a first quarter return of +12.9%, outperforming both the MSCI Emerging Market and MSCI World indices. On a forward price-to-earnings basis, the MSCI China Index is currently trading in line with its long-term average of 12 times. We remain positive on the internet sector, as we expect continued robust growth.

We continue to underweight Latin American markets, as the economic outlook – particularly Mexico and Brazil – is unclear/volatile.

Be a Wise Investor **by Steve Benjamin, CEBS, CRPC**

Like drawing up blueprints for building a house, preparing an investment plan should be a thoughtful, careful process. At Sit Mutual Funds, we believe good investors will:

- identify their goals, objectives and time horizon
- identify their level of risk tolerance
- determine an appropriate allocation between stocks and bonds
- diversify their investments within those allocations
- review their investment progress periodically

Unfortunately, when investors don't do their homework, they can be influenced by their emotions and other factors, which can have a negative impact on their investment portfolio. For example, in financial articles and on television, phrases pop up repeatedly such as "investors must do this", "the next move investors should make is…" and "the best thing for investors to do now is…" These phrases can make an already anxious person jumpy, especially if that individual hasn't taken time to develop an investment plan. Consequently, some people make emotional and careless investment decisions that end up costing them a lot of money.

Think about this for a moment. When a supermarket raises its prices, people generally don't shop there as often. But when stock prices rise, many people on the sidelines start buying stocks more aggressively. Then, after the supermarket has reduced its prices, people start shopping there again. But when stock prices begin falling, many people frantically sell their investments, often at a loss. What's going on?

When studying the brain, researchers have learned that regardless of one's IQ or education level, investing is a complex, emotional experience. For example, when our investments increase in value, our brain gets a shot of dopamine, which makes us feel good. But when we see our investments fall in value, the amygdala (the brain's fear center) can overwhelm and override our pre-frontal cortex (the brain's more thoughtful, logical center) to make us do things that may not be in our best long-term interest. Like buying high and selling low.

In addition, brain researchers have discovered other factors that come into play. For example, our brains give more weight to recent events than experiences in the distant past, which can cause future expectations to be unrealistic. For example, at the end of 1999, after three years of strong returns, investors expected to earn 18% the following year. They were way off! Likewise, after three years of poor returns from 2000-2002, investors expected a tepid 6% return in 2003. The market skyrocketed. In both cases, the "recency effect" not only influenced investor expectations, but unfortunately impacted some investors' returns negatively, because of how they adjusted their portfolios to conform to their new expectations.

Our biases can get us in trouble sometimes, too. Confirmation bias is a common error people make which occurs when investors seek out information that confirms their preconceptions and opinions. For example, if an investor is hoping that gold will rise in price, positive news that contributes (or may contribute) to even a small rise in the price of gold will be recalled easily and any bad news will be dismissed. Since objectivity is lost, the investor may miss out on potential gains that could have been earned elsewhere.

If you'd like to talk about starting, or perhaps adjusting, your investment plan, please give us a call at 800-332-5580. If you prefer, you can view some sample investment portfolios on our website at www.sitfunds.com/which-fund-to-invest-in.

Phone Scams

In April, police in Mumbai, India finally tracked down and arrested Sagar Thakker, the leader behind call centers that scammed millions of dollars from Americans. Thakker had been on the run since last October when his three call centers were raided and dozens of people were arrested.

Thakker trained his employees to use an American accent when posing as IRS representatives on their calls to taxpayers. Telling their victims that they owed taxes to the government, they initially demanded $10,000 to $20,000, but often settled for $3,000 to $5,000. They threatened to arrest people, seize homes, or force their victims to surrender their passport if they did not pay immediately. Voice over internet protocol (VOIP) technology allowed scammers to spoof the originating phone number, making it appear that the call was coming from the IRS or another government agency. At one point during the scam, Thakker made over $150,000 a day.

The Justice Department estimates that more than 15,000 citizens have lost more than $300 million in these and other phone scams since 2013. If you receive a phone call that you suspect is a scam, report it to www.ftccomplaintassistant.gov. To receive email updates on the latest scams, visit the Better Business Bureau Scam Stopper at www.bbb.org/council/bbb-scam-stopper.

Other recent phone scams include:

"Grandma (or Granddad), I'm calling from a jail in Mexico (or somewhere else). The only way I can be released is if money is wired to them today. Please don't tell my parents!"

"Because your utility payment is late, we will cut off service today unless you can pay immediately by providing your bank account information so we can request payment from your bank."

"Last year, we (IRS) sent you a check but it hasn't been cashed. If you can provide your bank name, routing number and account number, we will send the money to your bank electronically and clean up our books."

"You're eligible for a tax refund because you went to a certain college or church. If you can provide your bank name, routing number and account number, we will get the money out to you right away."

"I'm calling from Medicare and we're updating all Medicare cards this year to prevent fraud. We would like to mail a new one to you today, but first please confirm your birthdate and Social Security Number"

"I'm calling from the county courthouse and since you failed to show up for jury duty, you will be arrested later today. If you pay the fine immediately, I will call the police department and have your arrest warrant canceled."

Sit Dividend Growth Fund

As of March 31, 2017

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**5.39**	**13.86**	**9.09**	**11.67**	**8.38**	**9.42**	**1.47**
S&P 500® Index	6.06	17.17	10.37	13.30	7.51	8.06	
Class S Shares	**5.28**	**13.56**	**8.81**	**11.38**	**8.10**	**8.64**	**1.22**
S&P 500 Index	6.06	17.17	10.37	13.30	7.51	7.89	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	3.4	Apple, Inc.	2.3
Johnson & Johnson	2.7	Dow Chemical Co.	2.2
Verizon Communications, Inc.	2.6	Broadcom, Ltd.	2.1
JPMorgan Chase & Co.	2.6	US Bancorp	2.0
Home Depot, Inc.	2.3	Honeywell International, Inc.	1.7
		Total	23.9

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.2
Health Technology	12.5
Producer Manufacturing	9.2
Electronic Technology	9.1
Consumer Non-Durables	7.1
Technology Services	5.8
Process Industries	5.6
Retail Trade	4.7
Sectors Less Than 4.7%	27.0
Cash and Other Net Assets	1.8

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$974.4
S Share Assets (Millions):	$67.0
Number of Holdings:	80
Wtd. Avg. Market Cap (Billions):	$120.5
Median Market Cap (Billions):	$50.2
Turnover Rate:	45.4 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 28 years
Michael J. Stellmacher, CFA, 26 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of March 31, 2017

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 28 years
Robert W. Sit, CFA, 25 years
Michael T. Manns, 30 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.25%	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	Annualized Returns Since Inception	30-Day SEC Yield(1)
Class I Shares	**3.08**	**18.92**	**16.21**	**0.97**
Class S Shares	**2.99**	**18.53**	**15.62**	**0.72**
Russell 2000® Index	2.47	26.22	13.90	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
East West Bancorp, Inc.	1.9	Power Integrations, Inc.	1.5
MKS Instruments, Inc.	1.8	Monolithic Power Systems, Inc.	1.5
Dunkin' Brands Group, Inc.	1.6	Thor Industries, Inc.	1.5
DST Systems, Inc.	1.6	Provident Financial Services, Inc.	1.5
Legg Mason, Inc.	1.6	B&G Foods, Inc.	1.4
		Total	15.7

PORTFOLIO SECTOR ALLOCATION (%)

Finance	24.1
Consumer Services	9.3
Producer Manufacturing	8.2
Process Industries	8.0
Consumer Durables	6.1
Electronic Technology	5.3
Consumer Non-Durables	5.1
Health Technology	4.3
Sectors Less Than 4.3%	26.4
Cash and Other Net Assets	3.2

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$11.7
S Share Assets (Millions):	$3.4
Number of Holdings:	103
Wtd. Avg. Market Cap (Billions):	$4.0
Median Market Cap (Billions):	$3.6
Turnover Rate:	12.6 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of March 31, 2017

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**4.22**	**9.22**	**3.98**	**7.22**	**8.50**	**1.77**
Class S Shares	**4.15**	**8.88**	**3.71**	**6.96**	**8.22**	**1.52**
MSCI World Index	6.38	14.77	5.52	9.37	7.66	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	24.0
Health Technology	9.7
Producer Manufacturing	8.4
Consumer Non-Durables	7.2
Process Industries	7.0
Electronic Technology	5.9
Technology Services	5.4
Communications	4.6
Sectors Less Than 4.6%	25.0
Cash and Other Net Assets	2.8

PORTFOLIO COUNTRY ALLOCATION (%)

United States	58.1
Switzerland	6.1
Netherlands	5.2
United Kingdom	4.4
Germany	3.6
Canada	3.6
France	2.9
Ireland	2.9
7 Countries Less Than 2.9%	10.4
Cash and Other Assets	2.8

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	3.0
JPMorgan Chase & Co.	2.9
Verizon Communications, Inc.	2.7
Pfizer, Inc.	2.3
Iberdrola SA	2.1
Apple, Inc.	2.1
Roche Holding AG	2.0
Nestle SA	2.0
Diageo, PLC, ADR	1.9
ING Groep NV, ADR	1.9
Total	13.0

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$24.7
S Share Assets (Millions):	$3.1
Number of Holdings:	69
Wtd. Avg. Market Cap (Billions):	$119.0
Median Market Cap (Billions):	$51.3
Turnover Rate:	25.0 %

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 28 years
Raymond E. Sit, 24 years
Michael J. Stellmacher, CFA, 26 years
Tasha M. Murdoff, 21 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of March 31, 2017

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Bryce A. Doty, CFA, 26 years
Ronald D. Sit, CFA, 32 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**5.26**	**9.14**	**6.83**	**7.94**	**5.87**	**6.87**
S&P 500® Index	6.06	17.17	10.37	13.30	7.51	9.34
Bloomberg Barclays Aggregate Bond Index	0.82	0.44	2.68	2.34	4.27	5.36

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	2.5
Visa, Inc.	2.2
Microsoft Corp.	2.0
Adobe Systems, Inc.	1.9
Broadcom, Ltd.	1.6

Bonds

Company Name	% of Net Assets
BlackRock Income Trust	0.7
MFS Intermediate Income Trust	0.7
FHLMC, 5.00%, 10/1/43	0.7
FNMA, 5.50%, 10/1/33	0.5
U.S. Treasury Strips, 2.59%, 5/15/44	0.5

PORTFOLIO ALLOCATION (%)

Stocks	65.6
Bonds	33.5
Cash and Other Net Assets	0.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$25.0
Number of Holdings:	258

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

As of March 31, 2017

FUND PERFORMANCE (%)

	3 Month	6 Month	Since Inception
Class I Shares	**5.40**	**5.83**	**7.52**
Class S Shares	**5.30**	**5.70**	**7.29**
MSCI World Index	6.38	8.35	13.62

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Johnson & Johnson	2.8	Microsoft Corp.	2.5
Pfizer, Inc.	2.6	Starbucks Corp.	2.4
3M Co.	2.6	Marriott International, Inc.	2.4
Iberdrola SA, ADR	2.5	Ingersoll-Rand, PLC	2.3
Intel Corp.	2.5	Suncor Energy, Inc.	2.3
		Total	24.8

PORTFOLIO SECTOR ALLOCATION (%)

Finance	20.2
Consumer Non-Durables	11.0
Health Technology	10.6
Technology Services	9.3
Consumer Services	8.4
Producer Manufacturing	7.9
Electronic Technology	5.0
Energy Minerals	4.0
Sectors Less Than 4.0%	21.5
Cash and Other Net Assets	2.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$2.2
Number of Holdings:	60
Wtd. Avg. Market Cap (Billions):	$119.2
Median Market Cap (Billions):	$73.9
Turnover Rate:	27.0 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 26 years
- David A. Brown, 22 years
- Kent L. Johnson, CFA, 28 years
- Michael T. Manns, 30 years
- Tasha M. Murdoff, 21 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of March 31, 2017

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 26 years
- Ronald D. Sit, CFA, 32 years
- Michael J. Stellmacher, CFA, 26 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**8.54**	**13.23**	**9.47**	**10.93**	**7.30**	**9.92**
Russell 1000® Growth Index	8.91	15.76	11.27	13.32	9.13	11.07

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Alphabet, Inc.	6.3	Adobe Systems, Inc.	2.8
Apple, Inc.	6.2	Broadcom, Ltd.	2.6
Microsoft Corp.	4.0	PepsiCo, Inc.	2.4
Facebook, Inc.	3.4	Applied Materials, Inc.	2.3
Visa, Inc.	3.0	Home Depot, Inc.	2.0
		Total	35.0

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	22.6
Electronic Technology	13.9
Health Technology	11.1
Consumer Services	9.3
Consumer Non-Durables	6.5
Producer Manufacturing	6.3
Finance	5.8
Retail Trade	5.7
Sectors Less Than 5.0%	17.7
Cash and Other Net Assets	1.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$115.9
Number of Holdings:	76
Wtd. Avg. Market Cap (Billions):	173.8
Median Market Cap (Billions):	64.2
Turnover Rate:	11.9 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of March 31, 2017

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**9.27**	**14.25**	**4.99**	**9.03**	**6.36**	**11.52**
Russell Midcap® Growth Index	6.89	14.07	7.88	11.95	8.13	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Broadcom, Ltd.	3.0	Applied Materials, Inc.	2.5
Ulta Beauty, Inc.	2.9	priceline.com, Inc.	2.5
TJX Cos., Inc.	2.9	Skyworks Solutions, Inc.	2.5
Waste Connections, Inc.	2.6	Alaska Air Group, Inc.	2.3
Ecolab, Inc.	2.6	Marriott International, Inc.	2.1
		Total	25.8

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	13.7
Electronic Technology	12.4
Health Technology	9.4
Producer Manufacturing	9.2
Finance	8.7
Consumer Services	7.1
Retail Trade	6.5
Consumer Durables	5.7
Sectors Less Than 5.5%	24.9
Cash and Other Net Assets	2.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$152.9
Number of Holdings:	79
Wtd. Avg. Market Cap (Billions):	$23.9
Median Market Cap (Billions):	$12.8
Turnover Rate:	18.5 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 28 years
Robert W. Sit, CFA, 25 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of March 31, 2017

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 28 years
Robert W. Sit, CFA, 25 years
Michael J. Stellmacher, CFA, 26 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**4.36**	**13.79**	**2.21**	**7.18**	**6.16**	**10.08**
Russell 2000® Growth Index	5.35	23.03	6.72	12.10	8.06	7.92

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Waste Connections, Inc.	2.6	Ulta Beauty, Inc.	1.9
Skyworks Solutions, Inc.	2.4	Dunkin' Brands Group, Inc.	1.9
Aspen Technology, Inc.	2.0	On Assignment, Inc.	1.8
First Republic Bank/CA	2.0	Scotts Miracle-Gro Co.	1.8
Ultimate Software Group, Inc.	2.0	Euronet Worldwide, Inc.	1.8
		Total	20.1

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	12.3
Technology Services	11.4
Electronic Technology	10.1
Finance	9.1
Producer Manufacturing	9.0
Consumer Services	8.1
Consumer Durables	7.4
Commercial Services	5.7
Sectors Less Than 5.0%	25.1
Cash and Other Net Assets	1.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$88.7
Number of Holdings:	95
Wtd. Avg. Market Cap (Billions):	$7.0
Median Market Cap (Billions):	$3.8
Turnover Rate:	22.6 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of March 31, 2017

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**8.16**	**4.69**	**-0.62**	**4.18**	**0.61**	**3.77**
MSCI EAFE Index	7.25	11.67	0.50	5.83	1.05	5.17

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.7
Consumer Non-Durables	13.3
Producer Manufacturing	11.7
Health Technology	9.8
Technology Services	5.9
Electronic Technology	5.6
Process Industries	5.6
Consumer Services	3.9
Sectors Less Than 3.9%	22.6
Cash and Other Net Assets	2.9

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	22.5
France	11.1
Netherlands	11.1
Japan	9.7
Switzerland	8.2
China/Hong Kong	4.9
Germany	4.8
Spain	4.4
10 Countries Less Than 4.4%	20.4
Cash and Other Assets	2.9

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	2.7
Siemens AG	2.6
ING Groep NV	2.5
Iberdrola SA	2.4
Reckitt Benckiser Group, PLC	2.2
Astellas Pharma, Inc.	2.1
British American Tobacco, PLC	2.0
RELX NV	2.0
Industria de Diseno Textil SA	2.0
Diageo, PLC, ADR	1.9
Total	22.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$20.9
Number of Holdings:	74
Wtd. Avg. Market Cap (Billions):	$66.9
Median Market Cap (Billions):	$32.3
Turnover Rate:	34.2 %

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Tasha M. Murdoff, 21 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of March 31, 2017

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Raymond E. Sit, 24 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**15.52**	**18.16**	**-1.88**	**-1.36**	**0.27**	**3.68**
MSCI Emerging Markets Index	11.14	14.53	-1.23	-1.65	0.31	3.09

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	19.4
Electronic Technology	15.3
Retail Trade	10.8
Consumer Services	10.2
Consumer Non-Durables	6.2
Energy Minerals	5.1
Producer Manufacturing	5.0
Technology Services	4.7
Sectors Less Than 4.5%	21.2
Cash and Other Net Assets	2.1

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	31.6
South Korea	12.2
Taiwan	8.1
South Africa	8.0
India	6.7
Brazil	5.5
Singapore	3.8
Israel	2.7
11 Countries Less Than 2.7%	19.3
Cash and Other Assets	2.1

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	4.7
Samsung Electronics Co., Ltd.	4.7
TAL Education Group, ADR	4.4
Naspers, Ltd.	3.9
iShares MSCI India ETF	3.3
Shinhan Financial Group Co., Ltd.	3.3
Alibaba Group Holding, Ltd., ADR	3.1
Taiwan Semiconductor Co.	3.0
China Construction Bank Corp.	2.8
NICE Systems, Ltd., ADR	2.7
Total	35.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$7.9
Number of Holdings:	51
Wtd. Avg. Market Cap (Billions):	$72.6
Median Market Cap (Billions):	$19.8
Turnover Rate:	9.5 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of March 31, 2017

FUND PERFORMANCE (%)

	Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
U.S. Government Securities	**0.32**	**0.02**	**1.34**	**0.84**	**3.06**	**5.41**	**2.46**
Bloomberg Barclays Intermediate Government Index	0.54	-0.67	1.55	1.23	3.32	5.60	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	51.4
FNMA Pass-Through	20.5
GNMA Pass-Through	12.4
FHLMC Pass-Through	9.1
U.S. Treasury/Federal Agy.	2.0
Asset-Backed	1.8
Cash & Other Net Assets	1.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$643.3
Average Maturity:	19.4 Years
Effective Duration:	0.7 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 49 years
Bryce A. Doty, CFA, 26 years
Mark H. Book, CFA, 30 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of March 31, 2017

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be 'A' or better.

INVESTMENT STYLE



Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 49 years
Bryce A. Doty, CFA, 26 years
Mark H. Book, CFA, 30 years
Christopher M. Rasmussen, CFA, 16 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	3 Year	Since Inception	30-Day SEC Yield(1)
Quality Income	**0.24**	**0.91**	**0.39**	**0.47**	**1.39**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	0.41	0.71	0.96	0.88	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	37.0
Asset-Backed (non-agency)	16.2
Corporate Bonds	14.3
Mortgage Pass-Through (Agy.)	11.4
Taxable Municipal	10.1
CMO (non-agency)	6.2
Taxable Municipal (Agy-Backed)	3.2
Cash & Other Net Assets	1.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$73.9
Average Maturity:	6.4 Years
Effective Duration:	0.6 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of March 31, 2017

FUND PERFORMANCE (%)

	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
		Annualized Returns				
Tax-Free Income	**1.49**	**0.37**	**4.91**	**4.46**	**4.05**	**5.21**
Bloomberg Barclays 5-Year Muni Index	1.90	0.35	2.03	2.06	3.84	5.09

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

30-Day SEC Yield	3.04

Tax-Equivalent 30-Day Yields	
28.0% Tax Rate	4.22
36.8% Tax Rate	4.81
38.8% Tax Rate	4.97
43.4% Tax Rate	5.37

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	22.7
Multi Family Mortgage	21.1
Other Revenue	10.9
Education/Student Loan	7.2
Insured	6.6
General Obligation	5.9
Hospital / Health Care	4.7
Investment Companies	4.7
Sectors Less Than 3.0%	8.2
Cash and Other Net Assets	8.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$160.4
Average Maturity:	16.6 Years
Duration to Estimated Avg. Life:	5.4 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 49 years
Paul J. Jungquist, CFA, 23 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of March 31, 2017

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 49 years

Paul J. Jungquist, CFA, 23 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**1.20**	**-0.19**	**3.40**	**3.24**	**4.09**	**4.71**
Bloomberg Barclays 5-Year Muni Bond Index	1.90	0.35	2.03	2.06	3.84	4.37

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

30-Day SEC Yield	2.93

Tax-Equivalent 30-Day Yields

33.65% Tax Rate	4.42
43.03% Tax Rate	5.14
44.83% Tax Rate	5.31
48.98% Tax Rate	5.74

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85% as applicable.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	21.0
Hospital / Health Care	16.4
Single Family Mortgage	15.1
Education/Student Loan	13.8
Municipal Lease	6.5
Other Revenue	5.5
Utility	4.5
General Obligation	4.2
Sectors Less Than 3.0%	8.5
Cash and Other Net Assets	4.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$529.8
Average Maturity:	16.0 Years
Duration to Estimated Avg. Life:	5.4 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Comparing Mutual Funds Fixed Income Yields • Investment Outlook and Strategy Summary • Be a Wise Investor • Phone Scams • Sit Mutual Funds First Quarter 2017 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.
Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.
Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.